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19010237

ANNUAL AUDITED REPORT

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Virtu AlterNet Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sullivan — **(646) -682-6304**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 15 2019

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

PRELIMINARY NOTE

The terms "Parent," and the "Company" shall mean Investment Technology Group, Inc. and AlterNet Securities, Inc., respectively. Any references to these entities in this document shall refer to such entities prior to the completion of the Merger (as defined below) unless otherwise indicated or the context otherwise requires. As described in more detail below, immediately following the Effective Time (as defined below) of the Merger, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) the Company was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu AlterNet Securities LLC".

AFFIRMATION

We, Steve Cavoli and John Sullivan, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. as of December 31, 2018 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steve Cavoli
Chief Executive Officer

John Sullivan
FINOP

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2021

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Virtu AlterNet Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 14, 2019

PRELIMINARY NOTE

The terms "Parent," and the "Company" shall mean Investment Technology Group, Inc. and AlterNet Securities, Inc., respectively. Any references to these entities in this document shall refer to such entities prior to the completion of the Merger (as defined below) unless otherwise indicated or the context otherwise requires. As described in more detail below, immediately following the Effective Time (as defined below) of the Merger, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) the Company was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu AlterNet Securities LLC".

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	6,399,181
Receivables from broker-dealers, net		1,435,269
Due from affiliates		35,141
Other assets		35,187
Total assets	$	7,904,778

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	566,530
Due to Parent		71,054
Due to affiliates		553,702
Total liabilities		1,191,286
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		4,900,000
Retained earnings		1,813,482
Total stockholder's equity		6,713,492
Total liabilities and stockholder's equity	$	7,904,778

See accompanying notes to Statement of Financial Condition.

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a broker-dealer that is primarily engaged in providing broker-dealers access to the POSIT alternative trading system of ITG Inc. ("ITG"), an affiliated broker-dealer. ITG POSIT provides anonymous matching of non-displayed equity orders to minimize market impact and may provide opportunities for price improvement within the National Best Bid and Offer ("NBBO"). The Company's commissions and fee revenues are dependent principally on the continued level of interest of the Company's clients in ITG POSIT.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

On March 1, 2019, Parent, the ultimate parent company of the Company through the Effective Time (as defined below), completed its merger with and into Impala Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Virtu Financial, Inc. ("Virtu"), surviving the merger as an indirect wholly owned subsidiary of Virtu (the "Merger"). The Merger was completed pursuant to that certain Agreement and Plan of Merger, dated as of November 6, 2018 (the "Merger Agreement"), by and among Parent, Virtu and Merger Sub, which has been filed by Parent as Exhibit 2.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 8, 2018. At the effective time of the Merger (the "Effective Time"), each share of Parent's common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement) was cancelled and converted into the right to receive $30.30 in cash without interest (the "Merger Consideration"), less any applicable withholding taxes. Shares of Parent's common stock ceased trading on the New York Stock Exchange (the "NYSE") prior to the open of trading on March 1, 2019. Additionally, immediately following the Effective Time, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) the Company was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu AlterNet Securities LLC". Certain of Parent's other subsidiaries were converted from a Delaware corporation into a Delaware limited liability company and/or were renamed immediately following the Effective Time, including the following subsidiaries:

- ITG Inc. became "Virtu ITG LLC";
- ITG Software Solutions, Inc. became "Virtu ITG Software Solutions LLC";
- ITG Global Production, Inc. became "Virtu ITG Global Production LLC";

For additional information related to the Merger and the transactions contemplated by the Merger Agreement, please refer to Parent's Current Report on Form 8-K filed with the SEC on March 1, 2019.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash on the Statement of Financial Condition at December 31, 2018, is cash totaling $6,399,181.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and certain payables are carried at market value.

Securities Transactions

Receivables from broker-dealers, net consist principally of commissions receivable from securities transactions or from net executions, net of an allowance for doubtful accounts. The Company executes and clears all securities transactions through its affiliated clearing broker, ITG, on a fully disclosed basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its modified separate company tax liability or benefit as if it were filing on a stand along basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

In accordance with ASC 740, *Income Taxes,* the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014 09, *Revenue from Contracts with Customers*. This standard created Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, ("ASC 606"), providing companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance. On January 1, 2018, the Company adopted ASC 606, using the modified retrospective transition method applied to all contracts as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. ASC 606 was adopted on January 1, 2018 and had no impact on the Company's financial statements.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

The Company did not have any Level 1, 2 or 3 assets or liabilities as of December 31, 2018.

(4) Receivables from Brokers-Dealers, Net

The following is a summary of receivables from broker-dealers, net as of December 31, 2018.

Clearing broker-dealer (ITG)	$	580,088
Broker-dealers		984,591
Allowance for doubtful accounts		(129,410)
Total	$	1,435,269

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(5) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2018.

Accrued transaction processing	$	490,065
Other accrued expenses		76,465
Total	$	566,530

(6) Income Taxes

For the year ended December 31, 2018, the Company's operations were included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were filing on a modified separate company basis.

Income taxes payable are $71,054 and are included in due to Parent on the Statement of Financial Condition at December 31, 2018.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

At December 31, 2018, the Company had no uncertain tax positions.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2015. Certain state and local returns are also currently under various stages of audits for tax years 2013 and 2014.

(7) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2018.

The Company executes and clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The Company's unsettled commissions and fees are reflected in receivables from broker-dealers, net on the accompanying Statement of Financial Condition at December 31, 2018. The Company reimburses ITG for all transaction processing costs incurred by ITG related to the Company's transactions. At December 31, 2018, included in due to affiliates on the Statement of Financial Condition was $551,442 of amounts payable to ITG for these costs.

(8) Commitments and Contingencies

The Company and the Parent's other broker-dealer subsidiaries are regularly subject to, or involved in, investigations and other proceedings by government agencies and self-regulatory organizations, with respect to which they are cooperating. Such investigations and other proceedings may result in judgments, settlements, fines, disgorgements, penalties, injunctions or other relief. Given the inherent uncertainties and the current stage of these inquiries, and the ongoing reviews by the Company and the Parent, the Company and the Parent are unable to predict the outcome of these matters at this time.

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except a putative class action lawsuit and a derivative action have been filed with respect to the Parent and certain of its current and former directors and/or executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed).

In 2015, the Company and ITG reached a final settlement with the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within the Company for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of the Company's policy and procedures by a former employee of ITG Inc. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG's clients.

In connection with the announcement of the SEC investigation regarding the Company, two putative class action lawsuits were filed with respect to the Parent and certain of its current and former executives and have since been consolidated into a single action captioned *In re Investment Technology Group, Inc. Securities Litigation* before the U.S. District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants made material misrepresentations or omitted to disclose material facts concerning, among other subjects, the matters that were the subject of the SEC settlement regarding the Company and the SEC investigation that led to the SEC settlement. The complaint seeks an unspecified amount of damages under the federal securities laws. On April 26, 2017, the court granted in part and denied in part the Parent's motion to dismiss the complaint and granted the plaintiff leave to file a motion to amend its complaint. On June 12, 2017, the plaintiff filed a motion to amend its complaint against certain of the individual defendants who were dismissed from the case in the court's April opinion.

On April 19, 2018, the Parent reached an agreement in principle to settle the consolidated securities class action lawsuit. In exchange for a release of claims and a dismissal with prejudice, the settlement includes a payment to class members of $18 million, which is well within the policy limits of, and is expected to be paid by, the Parent's insurance carrier. The settlement reached is solely to eliminate the uncertainties, burden and expense of further protracted litigation and does not constitute an admission of liability by the Parent or its current or former executives or directors. Specifically, the Parent and its current and former executives and directors deny any liability or responsibility for the claims made and make no admission of any wrongdoing. On August 8, 2018, the parties filed a Stipulation and Agreement of Settlement (the "Settlement") with the court, which was amended on October 26, 2018 and preliminarily approved by the court on November 5, 2018. On February 21, 2019, the court approved the Settlement and entered final judgement.

On November 27, 2015, a purported shareholder of the Parent filed a shareholder derivative action captioned *Watterson v. Gasser et al.* against eleven current or former officers and directors of the Parent in the Supreme Court for the State of New York. The Parent is named as a nominal defendant, and the plaintiff purports to seek recovery on its behalf. The complaint generally alleges that the individual defendants breached their fiduciary

duties to the Parent in connection with the matters that were the subject of the SEC settlement regarding the Company. On January 11, 2019, the plaintiff filed a notice of voluntary discontinuance without prejudice.

(9) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker-dealers, net. Cash is deposited with a high credit quality financial institution.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2018, the Company had net capital of $5,796,036, which was $5,696,036 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.21 to 1.

Dividends or withdrawals of capital can not be made to the Company's Parent if they are needed to comply with regulatory requirements.

(11) Subsequent Events

Merger

On March 1, 2019, Parent completed its merger with and into Merger Sub, surviving the Merger as an indirect wholly owned subsidiary of Virtu. For additional information regarding the Merger, see Note 1, *Organization and Basis of Presentation.*